Exhibit 11
Nano-Proprietary, Inc.
Computation of Income (Loss) Per Share

	Nine Months ended Sept. 30,		Nine Months ended Sept. 30,
	2007	2006	2007	2006

Computation of loss per common share:

Net loss applicable to common shares	$(759,910)	$(1,931,038)	$(3,335,584)	$(5,110,787)

Weighted average number of common shares	107,173,060	101,862,093	106,034,229	100,469,473

Net income (loss) per common share	$(0.01)	$(0.02)	$(0.03)	$(0.05)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an anti-dilutive loss per common share.